Exhibit 3.3

RULES

FOR THE

SUPERVISORY BOARD

OF

LYONDELLBASELL INDUSTRIES N.V.

These rules for the supervisory board are adopted on [    ] 2010, in accordance with article 17.3 of the articles of association of LyondellBasell Industries N.V.

RULES FOR THE

SUPERVISORY BOARD

OF

LYONDELLBASELL INDUSTRIES N.V.

1.	INTRODUCTION

1.1	Article 17, paragraph 3 of the Articles provides that the Supervisory Board may adopt rules governing its internal affairs.

1.2	No amendment shall be made to the Rules which adversely affects the rights of any Investor without the prior written approval of such Investor.

1.3	The Supervisory Board and each of its Members shall observe and comply with these Rules and action shall be taken by the Supervisory Board and its Members to ensure that each of the Members shall observe and comply with the principles set out in these Rules.

1.4	These Rules are complementary to (i) the provisions regarding the Supervisory Board and its Members contained in applicable law and regulations, including, when applicable, the NYSE listing standards, (ii) the Articles and (iii) the rules pertaining to the relationship between the Supervisory Board and the Management Board, contained in the rules governing the Management Board’s internal affairs.

1.5	In these Rules, the following expressions shall have the following respective meanings:

Access means AI LBI Investments LLC, a limited liability company organized under the laws of the state of Delaware, located in the United States of America, as long as the Nomination Agreement it has entered into remains in full force and effect

Affiliate means, with respect to any person, any other person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such person. For purposes of this definition, the terms “control,” “controlling,” “controlled by” and “under common control with,” as used with respect to any person, means the possession, directly or indirectly, of the power to direct the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise. For the avoidance of doubt, with respect to each Investor, “Affiliate” shall include all investment funds managed or controlled by the Investor or the Investor’s Affiliates.

Apollo means LeverageSource (Delaware), LLC, a limited liability company organized under the laws of the state of Delaware, located in the United States of America, as long as the Nomination Agreement it has entered into remains in full force and effect

Ares means Ares Corporate Opportunities Fund III, L.P., a limited partnership organized under the laws of the state of Delaware, located in the United States of America, as long as the Nomination Agreement it has entered into remains in full force and effect

Articles means the articles of association of the Company

Chairman means the chairman of the Supervisory Board, referred to in Article 17 paragraph 1 of the Articles and Clauses 2.2.4 and 4

Clause means a clause of these Rules

Committee means any committee which the Supervisory Board may establish from time to time in accordance with Clause 5

Company means LyondellBasell Industries N.V.

Deputy Secretary means the deputy secretary of the Supervisory Board, referred to in Article 17 paragraph 1 of the Articles and Clause 2.2.5

General Meeting means the Company’s general meeting of shareholders

Investor means each of Access, Apollo and Ares, respectively

Management Board means the management board of the Company

Members means the members of the Supervisory Board and Member means anyone of them

Meeting means a meeting of the Supervisory Board

Nomination Agreement means the respective agreements in relation to the nomination of members of the Supervisory Board entered into between the Company and each of the respective Investors

NYSE means the New York Stock Exchange

Rules means these rules governing the Supervisory Board’s internal affairs, including its annexes

Secretary means the secretary of the Supervisory Board, referred to in Article 17 paragraph 1 of the Articles and Clause 2.2.5

Supervisory Board means the supervisory board of the Company

Vice Chairman means the deputy chairman of the Supervisory Board, referred to in Article 17 paragraph 1 of the Articles and Clause 2.2.4.

2.	THE SUPERVISORY BOARD

2.1	Responsibilities

2.1.1	In addition to the responsibilities that follow from the law and the Articles, the Members shall be collectively responsible for the supervision of the policy of the management board and of the general course of affairs of the Company and its associated enterprise. In the performance of its duties, the Supervisory Board and each of its Members shall be guided by the interests of the Company and its associated enterprise. On an annual basis, the Supervisory Board shall review and adopt a five year strategic plan, an annual budget and business plan which shall be proposed by the Management Board.

2.2	Composition and term

2.2.1	The Supervisory Board shall, in its sole discretion, determine the size of the Supervisory Board in accordance with and in order to comply with (i) the Articles, (ii) the terms of any Nomination Agreement, and (iii) applicable law or regulation, including the NYSE listing standards (when applicable), provided that the Supervisory Board shall not have more than eleven (11) Members unless required to effectuate one of the items set forth in (i)-(iii) hereof.

2.2.2	The Supervisory Board initially shall consist of nine members. After the Company’s capital stock has been listed on the NYSE, the size of the Supervisory Board will be increased and additional independent directors will be appointed as necessary to ensure that the majority of directors will be independent within the meaning of the NYSE listing standards.

2.2.3	The Supervisory Board shall be divided in three classes initially consisting of three members each, Class 1, Class 2 and Class 3. Class 1 members shall serve for a one year initial term and stand for election at the first annual meeting, Class 2 members shall serve for a two year initial term and stand for election at the second annual meeting and Class 3 members shall serve for a three year initial term and stand for election at the third annual meeting. Following their initial appointment, nominees for each class will stand for election for three year terms at the annual meeting of shareholders of the Company, so long as the Company maintains a staggered Supervisory Board.

2.2.4

Notwithstanding anything to the contrary set forth herein, in case the Supervisory Board at the date of these Rules consists of less than nine members, a Transitional Appointment Committee consisting of the Chief Financial Officer and the Chief Legal Officer has the right, during the period until the listing of LBI’s shares on the New York Stock Exchange to appoint such number of members to the Supervisory Board so that the Supervisory Board will consist of nine members in total, it being understood that the Transitional Appointment Committee cannot appoint more than one-third of the members of the Supervisory Board in accordance with Article 2:143 DCC, as provided pursuant to the Transitional Provision 2 of the Articles. In the event that the Transitional Appointment Committee is unable to appoint a director because doing so would cause the Supervisory Board to exceed the  1/3 limit set forth in article 2:143 and in article 13.4 as modified by Section 28 of the Articles, the Supervisory Board shall call a general meeting of shareholders at the shortest practicable time once such director nominee has been identified in accordance with Section 28 of the Articles.

2.2.5	The Members shall be natural persons.

2.2.6	The Supervisory Board shall appoint a Chairman and, if necessary, a Vice Chairman from its number.

2.2.7	The Supervisory Board shall appoint a Secretary and, if necessary, a Deputy Secretary whether or not from its number.

2.2.8	The Supervisory Board shall adopt a profile of its size and composition, taking account of the nature of the business, its activities and the desired expertise and background of the Members; provided that the composition of the Supervisory Board shall comply with applicable listing standards (including, when applicable, the NYSE listing standards) and at least one member of the Supervisory Board who is deemed to be independent under NYSE Rule 303A.02 shall also be a “financial expert” pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

2.3	Appointment and dismissal of Members

2.3.1	Except as provided in Clause 2.3.7 and Article 13.4 of the Articles, the Members are appointed by the General Meeting. The appointment of a Member nominated by an Investor pursuant to a Nomination Agreement shall take place by way of a binding nomination naming at least two persons for each vacancy to be filled and shall be prepared by the Supervisory Board, within three months after the vacancy has arisen or as soon as practicable when an Investor has become entitled to nominate a Member pursuant to any of the Nomination Agreements, in which event the Supervisory Board shall submit to the General Meeting the nominations received by it in accordance with the terms of the Nomination Agreements. To the extent the nomination for any vacancy is not submitted to the Supervisory Board by an Investor pursuant to its Nomination Agreement, the Supervisory Board shall provide notice to such Investor, and, no earlier than 20 days after providing such notice and the continued failure by the Investor to identify the nominee, shall select the appropriate nominees based on candidates’ qualifications and profile, taking into due consideration the desired profile laid out in advance by the Supervisory Board in accordance with Clause 2.2.6, in which event the Supervisory Board shall submit a non-binding nomination to the General Meeting.

Following implementation of Bill number 31 763, “Amendment of book 2 of the Dutch Civil Code in connection with rules for management and supervision in limited liability companies and private companies with limited liability” (Wetsvoorstel 31 763, “Wijziging van boek 2 van het Burgerlijk Wetboek in verband met de aanpassing van regels over bestuur en toezicht in naamloze en besloten vennootschappen”), the binding nomination referred to above shall name at least one person for each vacancy to be filled. If then a nomination names only one person, a resolution by the General Meeting on the proposal shall result in such person being appointed, unless the General Meeting renders the nomination non-binding by means of a resolution adopted by at least two-thirds of the valid votes cast and the valid votes cast represent more than half of the Company’s issued capital.

Notwithstanding anything in this Clause 2.3.1 to the contrary, the provisions relating to the appointment of Members contained in each Nomination Agreement shall supplement the provisions of the Articles relating to the appointment of Members.

2.3.2	The binding nominations referred to in Clause 2.3.1 shall be made in accordance with article 2:142(3) of the Netherlands Civil Code and with due observance of Clause 2.5 and the terms and conditions agreed upon in any Nomination Agreement entered into between the Company and any Investor.

2.3.3	Except with respect to Members appointed in accordance with Clause 2.3.7, and unless the General Meeting, on the proposal of the Supervisory Board, determines that a Member shall be appointed for a longer period, a Member will be appointed for a maximum period of three (3) years, provided however that unless such Member has resigned at an earlier date, his term of office shall lapse at the end of the first annual General Meeting of shareholders, to be held after lapse of his term of appointment. A Member may be re-appointed with due observance of the preceding sentence. There is no limit to the number of times a Member can be reappointed.

2.3.4	The Supervisory Board may draw up a retirement schedule for the Members. Periodical resignation will take place per the date of the annual General Meeting of shareholders.

2.3.5	The Members are suspended and dismissed by the General Meeting in the manner as described in Article 13 paragraphs 5, 6 and 7 of the Articles. If a Member is suspended and the General Meeting does not resolve to dismiss him or to terminate or continue the suspension within three months from the date of suspension, the suspension shall lapse. A suspended Member shall be given an opportunity to account for his actions at the General Meeting and to be assisted by an adviser in doing so.

A resolution to continue the suspension as referred to above may be adopted only once. In such event the suspension may be continued for a maximum period of three (3) months commencing on the day the General Meeting has adopted the resolution to continue the suspension. If within the period of continued suspension the General Meeting has not resolved either to dismiss such Member or to terminate the suspension, the suspension shall lapse.

2.3.6	In case the number of Members will be less than three (3), the Supervisory Board will remain competent.

2.3.7	In the event an Investor is entitled to submit the nomination of a Member pursuant to the terms of its Nomination Agreement, the Supervisory Board shall, subject to applicable law and regulation, as soon as practicable effect the appointment of such nominee in accordance with Article 13.4 of the Articles and Article 2:143 of the Civil Code, which appointment shall terminate on the date of the next General Meeting.

2.4	Remuneration

Each Member shall be paid a fee at such rate as may from time to time be determined by the Supervisory Board upon recommendation of the Corporate Governance and Nominating Committee provided that the aggregate of all fees so paid per annum to the Members shall not exceed the amount per annum decided by the General Meeting.

2.5	Majority and quorum

2.5.1	Each Member shall have the right to cast one vote in a Meeting.

2.5.2	The Supervisory Board shall pass resolutions by an absolute majority of the votes cast. Abstentions will be regarded as votes not cast. In the event of a tie vote, the proposal will have been rejected.

In the event of a tie vote on persons, the resolution will be postponed until the next following Meeting provided that if there is a tie vote again, no resolution will be passed.

2.5.3	The determination of the Chairman with regard to the results of a vote, and, where there has been a vote about a proposal which has not been put in writing, his determination as to the contents of the resolution passed, shall be decisive. However, where the accuracy of the determination referred to in the previous sentence is contested promptly after it has been made, a new vote shall take place if so required by a majority of the votes or, where the first vote did not take place by response to a roll call or in writing, if one person present with the right to vote so requires. The legal consequences of the original vote shall become void as a result of the new vote. The Chairman does not hold a casting vote.

2.5.4	In order to hold a valid Supervisory Board Meeting a quorum constituting a majority of the number of Members holding office is required.

2.6	Meetings

2.6.1	The Supervisory Board will hold a Meeting whenever deemed desirable by the Chairman or the other Members. The Supervisory Board shall conduct six regularly scheduled Meetings per year.

2.6.2	The Chairman shall chair the meetings of the Supervisory Board. If the Chairman is absent, the Vice Chairman, if appointed, shall chair the Meeting. If no chairman has been appointed, the Member present at the Meeting who has held that office longest shall chair the Meeting. If two or more Members have equal seniority, the eldest of them shall chair the Meeting.

2.6.3	A Member may be represented at a Meeting by a fellow Member, authorized in writing, only.

2.6.4	The notice of the Meeting shall be given by the Chairman, or in his absence the Vice Chairman, or in the event no Vice Chairman has been appointed, the Member referred to in 2.6.2, and shall set out an agenda identifying in reasonable detail the matters to be discussed at the meeting and shall be accompanied by copies of any relevant papers to be discussed at the meeting. Any matter which is to be submitted to the Supervisory Board for a decision which is not identified in reasonable detail as aforesaid may, notwithstanding the foregoing, be decided upon at the applicable Meeting, unless any Member, acting reasonably, requests reasonable detail in which case the meeting shall be adjourned, for fourteen days maximum in which time the Member or Members having submitted the matter to the Supervisory Board shall supply reasonable detail to the others.

2.6.5	Meetings of the Supervisory Board shall be held in the Netherlands. There shall be at least seven days between the date on which notice is given to each of the Members and the date on which such Meeting is held, unless the person giving notice of the Meeting determines, for urgent reasons, a shorter notice period is necessary.

2.6.6	Minutes of the proceedings at the meetings will be kept by the Secretary. The minutes will be confirmed and signed by the Chairman and Secretary, or in their absence, by the persons who will have acted as chairman and secretary, respectively, at the meeting.

3.	CONFLICT OF INTERESTS

3.1	A Member shall not participate in the discussions and/or decision-making process on a subject or transaction in relation to which he has a direct or indirect personal interest, which is in conflict with the interests of the Company and its associated enterprise. In the event that - as a result of such conflict of interest - no resolution of the Supervisory Board can be adopted in respect of a certain subject or transaction, the General Meeting shall decide on the matter concerned.

3.2	Without prejudice to Clause 3.1, Members shall not have any duty to refrain, directly or indirectly, from (a) pursuing a corporate opportunity in the same or similar business activities or lines of business in which the Company or any of its Affiliates now engages or proposes to engage or (b) otherwise competing with the Company or any of its Affiliates. The Members do not have any duty to offer to the Company an opportunity to participate in, any business opportunity which may be a corporate opportunity for the Company or any of its Affiliates.

3.3

In the event that a Member acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for the Company or any of its Affiliates, such Member shall have no duty to communicate or offer such transaction or other business opportunity to the Company or any of its Affiliates.

4.	CHAIRMAN AND MEMBERS

4.1	General

4.1.1	The Chairman and the Members are equally responsible for the supervision of the policy of the management board and of the general course of affairs of the Company and its associated enterprise.

4.2	Tasks and Responsibilities

4.2.1	The Chairman shall act as chairman of the General Meeting.

4.2.2	If the Chairman is permanently incapacitated or prevented from acting, the Vice Chairman, or in the event no Vice Chairman has been appointed, the Member referred to in Clause 2.6.2 shall be temporarily charged with his tasks.

5.	COMMITTEES

5.1	The Supervisory Board shall have the following standing committees: an audit committee, a corporate governance and nominating committee, an organisation and compensation committee and a health safety and environmental committee. The responsibilities for these Committees is set out in Annex A Subject to Clause 5.4, each of these Committees shall be made up of at least three Members, provided that the composition and responsibilities for each such Committee shall comply with the NYSE listing standards (when applicable).

5.2	The Supervisory Board may establish one or more other additional committees from among its Members as it deems fit, subject to Clause 5.3 and provided that the composition and responsibilities for any such committee shall comply with applicable listing standards (including, when applicable, the NYSE listing standards). The Supervisory Board may also delegate certain of its tasks to a Committee. The delegation of certain tasks to a Committee does not negate the joint responsibility of all Members. The Supervisory Board may reverse a delegation at any time.

5.2	Each Committee may adopt internal rules as it deems fit provided that the adoption of internal rules by a Committee, as well as any amendment to the internal rules of a Committee, are subject to approval as referred to in Clause 1.2. The internal rules of each Committee will form an integral part of these Rules.

5.4	At least one Member of the Supervisory Board nominated by Apollo shall be entitled to serve on each Committee, except as may be prohibited by law or regulation (including, when applicable, the NYSE listing standards).

6.	GOVERNING LAW

6.1	These Rules shall be governed by, and be construed in accordance with, the laws of The Netherlands.

6.2	All disputes arising in connection with these Rules shall be finally settled in accordance with the arbitration rules of the Netherlands Arbitration Institute (NAI). The arbitral tribunal shall be composed of 3 (three) arbitrators: two selected by the Supervisory Board and the third agreed upon by the first two selected arbitrators. The place of arbitration shall be Amsterdam. The arbitral procedures shall be conducted in the English language. Consolidation of the arbitral proceedings with other arbitral proceedings pending in The Netherlands, as provided in article 1046 of the Netherlands Code of Civil Procedure, is excluded.

These Rules are adopted on April     , 2010 in accordance with Article 17.3 of the Articles.

ANNEX A

Audit Committee. In accordance with its charter, the audit committee will be responsible for:

•	Recommending independent auditors for shareholder approval, overseeing and reviewing reports of independent auditors and serving as an intermediary between independent auditors and management.

•	Overseeing the proper functioning and appropriateness of the Company’s financial reporting processes and accounting policies.

•	Overseeing and reviewing the internal audit functions and reporting.

•	Monitoring and discussing risk assessment and risk management services with the management and the internal auditor.

•	Evaluating and maintaining proper ethical compliance functions.

Organisation and Compensation Committee. In accordance with its charter, the organisation and compensation committee will be responsible for:

•	Making a proposal for adoption by the Supervisory Board of the compensation philosophy, structure, policies and guidelines for the managing directors, executive officers and senior management.

•	Establishing and reviewing annual incentive and long-term incentive compensation plans, including equity-based incentive compensation plans, for employees.

•	Establishing and reviewing benefit or other plans or programs for employees.

•

Establishing and reviewing corporate goals and objectives relevant to the Chief Executive Officer’s compensation, including the long-term incentive component, evaluate the Chief Executive Officer’s performance in light of those goals and objectives and determine the Chief Executive Officer’s compensation level based on this evaluation.

•

Preparing a report on executive compensation, as required by the SEC rules, to be included in the Company’s annual proxy statement to shareholders and the Supervisory Board report on compensation to be included in the Dutch Annual Report.

Corporate Governance and Nominating Committee. In accordance with its charter, the corporate governance and nominating committee will be responsible for:

•	Periodically evaluating the performance and functioning of the Supervisory Board and the Management Board.

•	Developing, reviewing and recommending to the Supervisory Board a set of corporate governance guidelines.

•	Developing and recommending criteria for Supervisory Board membership and size and structure of the Supervisory Board.

•	Identifying and recommending qualified candidates for membership on the Supervisory Board.

•	Recommending the structure and composition of, and nominees for, the standing committees of the Supervisory Board.

Health, Safety and Environmental Committee. In accordance with its charter, the health, safety and environmental committee will be responsible for

•	[to come]